Exhibit (a)(5)(J)

N E W S R E L E A S E

Contact: Phone: Release:	David Higie (412) 269-6449 Immediate (Oct. 8, 2013)

INTEGRATED MISSION SOLUTIONS, LLC SUCCESSFULLY COMPLETED TENDER OFFER FOR SHARES OF MICHAEL BAKER CORPORATION

PITTSBURGH – Michael Baker Corporation (“Baker”) (NYSE MKT:BKR) and Integrated Mission Solutions, LLC (“IMS”), an affiliate of DC Capital Partners LLC, today announced the successful completion of the cash tender offer (the “Offer”), by CDL Acquisition Co. Inc., a wholly owned subsidiary of IMS (“Merger Sub”), for the outstanding shares of common capital stock of Baker for $40.50 per share in cash, without interest and subject to any applicable withholding taxes.

The Offer and withdrawal rights expired at midnight, Eastern time, at the end of the day on Monday, October 7, 2013. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has indicated that approximately 8,264,809 shares were validly tendered in the offer and not validly withdrawn (including approximately 177,582 shares delivered through notices of guaranteed delivery), representing approximately 85.3% of the outstanding common stock of Baker. Merger Sub will accept for payment in accordance with the terms of the Offer all shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer (including all shares delivered through notices of guaranteed delivery), and payment for such shares will be made promptly, in accordance with the terms of the Offer.

IMS and Merger Sub expect to effect a merger of Merger Sub with and into Baker without a vote or meeting of Baker’s shareholders in the coming days. In the merger, each outstanding Baker share not tendered and purchased in the Offer, if any (other than those as to which holders properly exercise dissenters rights, if any) will be converted into the right to receive the same $40.50 per share price, without interest and subject to any applicable withholding taxes, that was paid in the tender offer. As a result of the merger, Baker will become a wholly owned subsidiary of IMS. Following the merger, Baker’s common stock will cease to be traded on the NYSE MKT.

About Michael Baker Corporation

Baker provides professional planning, design, engineering and consulting expertise for public and private sector clients worldwide. With more than 2,900 employees in offices across the United States, Baker is consistently ranked in the past 9 years by ENR among the top 8% of the 500 largest U.S. design firms. Baker’s services span the complete life cycle of infrastructure and managed asset projects, including planning, design, construction services, asset management and asset renewal. The company creates value for its clients by delivering innovative and sustainable solutions for infrastructure and the environment. Baker provides services for a variety of end markets, including surface transportation, aviation, rail & transit, environmental, oil & gas, water, and urban development. Learn more at www.mbakercorp.com.

ADD ONE - Tender Offer Completed

About Integrated Mission Solutions, LLC

IMS provides high-end engineering, development, intelligence and technology solutions with global reach and mobility. With approximately 2,150 employees, IMS provides a comprehensive continuum of mission critical services and solutions including: engineering and construction; technical and professional services; full life cycle support; human intelligence operational support; analysis and training; management consulting and competitive intelligence; research, test, evaluation, and procurement of emerging technologies; software development; and enterprise solutions. IMS has a diverse customer base with a primary focus on the United States Intelligence Community, Department of State, Department of Homeland Security, United States Army Corps of Engineers and other federal agencies. Learn more at www.integratedmissionsolutionsllc.com.

About DC Capital Partners, LLC

DC Capital is a private investment firm headquartered in Alexandria, VA focused on making control investments in middle market companies that provide differentiated and innovative services and solutions to the United States government. DC Capital’s investment strategy emphasizes sectors that it believes offer the most compelling growth opportunities including, Infrastructure and Development, Intelligence, Security, Information Technology, and Operations and Maintenance. Learn more at www.dccapitalpartners.com.

Note with respect to Forward-Looking Statements:

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the expected timing of the commencement and completion of the tender offer. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction and the risk that the transaction will not close. Factors that could cause actual results to differ materially include the following: the risk that the company experiences a material adverse change giving IMS the right not to close the transaction, the risk that IMS is unable to close on its financing and the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.

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